SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2012

List of Exhibits:

1. News Release entitled, “CNH Announces Closing of $750 Million Notes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 18, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Announces Closing of $750 Million Notes

BURR RIDGE, IL — (October 18, 2012) — CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, CNH Capital LLC, has completed its previously announced private offering of $750 million in aggregate principal amount of 3.875% notes due 2015, issued at par.

The net proceeds of this offering were approximately $742.6 million after payment of offering and other related expenses. CNH Capital LLC intends to use the net proceeds from the issuance of the notes for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Capital LLC’s indebtedness as it becomes due. The notes, which are senior unsecured obligations of CNH Capital LLC, will pay interest semi-annually on May 1 and November 1 of each year, beginning on May 1, 2013, and are guaranteed by CNH Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Capital LLC. The notes will mature on November 1, 2015.

The notes were sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.